Exhibit 1

FOR IMMEDIATE RELEASE	CONTACT: WALTER KREIL Pharmaceutical Formulations, Inc. (732) 985-7100

PHARMACEUTICAL FORMULATIONS, INC. ANNOUNCES INCREASED SALES AND OPERATING RESULTS FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 27, 2003 AND AGREEMENT FOR DEVELOPMENT OF ANDAS FOR GENERIC PRESCIPTION STRENGTH PRODUCTS

EDISON, NJ, November 12, 2003 -- PHARMACEUTICAL FORMULATIONS, INC. (OTC Bulletin Board: PHFR) ("PFI" or the "Company") announced today that it had net sales of $52.4 million for the nine months ended September 27, 2003, compared to net sales of $42.3 million for the nine months ended September 28, 2002, an increase of 24.0%. Of the increase, $3.9 million reflected Konsyl’s net sales for the period from May 16, 2003 to September 27, 2003. The balance of the sales increase, totaling $6.2 million, is attributable to organic growth from established private label customers. PFI had a net loss of $1,295,000 for the nine months ended September 27, 2003, compared to a net loss of $1,881,000 million for the comparable nine-month period of the prior year.

For the quarter ended September 27, 2003, PFI had net sales of $18.6 million and a net loss of $380,000, compared to net sales of $15.9 million and a net income of $61,000 for the comparable quarter of the prior year. Konsyl’s net sales for the quarter were $2.6 million. During December 2002, PFI changed its fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31.

During the quarter ended September 27, 2003, PFI entered into an agreement with a major supplier of APIs (Active Pharmaceutical Ingredients) for the jointly funded development of Abbreviated New Drug Applications (ANDAs) for generic prescription strength dosages of certain of its products. PFI will develop the formulations and be responsible for applying for and obtaining the necessary regulatory approvals for the ANDAs from the Food & Drug Administration.

On May 15, 2003 PFI completed its acquisition of the stock of Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas, a manufacturer and distributor of powdered, dietary natural fiber supplements. The results of operations for Konsyl are included in the consolidated results of operations of PFI from May 16, 2003. PFI believes this acquisition provides an opportunity to increase its presence in both the private label and branded pharmaceutical markets. It also affords PFI the opportunity to introduce new products and product line extensions under the “Konsyl®” brand and PFI’s own laxative products. PFI believes that considerable opportunities exist for cost savings through consolidation of the two companies.

For the nine months ended September 27, 2003, cost of sales as a percentage of net sales was 82.7% compared to 84.8% in the prior year period. This decrease resulted entirely from the inclusion of Konsyl. Selling, general and administrative expenses were $3.5 million and $8.8 million for the three and nine months ended September 27, 2003, compared to $2.2 million and $7.0 million in the respective prior year periods. The increases reflect the inclusion of Konsyl and related transition costs, but do not reflect anticipated future cost reductions from the consolidation of PFI and Konsyl.

Interest expense was $844,000 and $2.6 million for the three and nine months ended September 27, 2003, compared to $947,000 and $3.0 million for the comparable prior year periods. The decrease is primarily a result of lower interest rates.

On December 21, 2001, ICC Industries Inc. increased its ownership to 85.6% of the outstanding common shares of PFI. Therefore, the Company has been included in the consolidated tax return of ICC since that date. As a result, PFI has recorded a tax benefit of $271,000 and $901,000 for the three and nine months ended September 27, 2003 compared with a benefit of $302,000 and $1,539,000 in the three and nine months ended September 28, 2002.

ICC Industries Inc. is the holder of approximately 74.5 million shares (about 87%) of the common stock of PFI. As a majority-owned subsidiary of ICC, PFI enjoys the resources associated with ICC's position as a global leader in the manufacturing, marketing and trading of chemical, plastic and pharmaceutical products. Founded as a trading enterprise in 1952, ICC has expanded its line of business to include manufacturing and production facilities in 23 locations throughout the United States, Europe, Israel, Russia, China and Turkey.

This press release may contain forward-looking information and should be read in conjunction with the Company’s Form 10-K and quarterly and periodic reports on Forms 10-Q and 8-K as filed with the Securities and Exchange Commission.

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